June 21, 2018

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Penumbra, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 27, 2018
Form 10-Q for the Quarterly Period Ended March 31, 2018
Filed May 8, 2018
File No. 001-37557

Dear Mr. Kuhar:

This letter is submitted on behalf of Penumbra, Inc. (the “Company”) in response to the comments of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 8, 2018, with respect to the Company’s above-referenced Form 10-K and Form 10-Q.

To assist your review, this letter repeats the comment in the Staff’s letter in bolded typeface, followed by our response.
Form 10-K for the Fiscal Year Ended December 31, 2017
Item 8. Financial Statements and Supplementary Data
Note 3. Investments and Fair Value of Financial Instruments
Non-Marketable Equity Investments, page 72

1.
Please tell us how you considered the provisions of Rule 3-09 of Regulation S-X in your determination not to include additional financial statements for your equity method investee MVI Health, Inc. that you formed during fiscal 2017. In your response, please provide us with your calculations of the significance for this equity method investee.

Company Response:
The Company respectfully acknowledges the Staff’s comments on the significant subsidiary test with respect to our equity method investee, MVI Health Inc. (“MVI”). Pursuant to the requirements of Rule 3-09(a) of Regulation S-X with respect to a 50 percent-or-less-owned person, the Company performed significance tests on MVI for the year ended December 31, 2017 as outlined in Rule 1-02(w) of Regulation S-X in the following table below:

Rule 1-02(w) Test - Pursuant to Rule 3-09 (in USD and thousands, except percentages)	Numerator	Denominator	Significance
Investment(1)	3,859	476,667	0.8%
Income(2)	1,430	1,928	74.2%

(1) In accordance with the instructions in Rule 1-02(w)(1) of Regulation S-X, the numerator in the investment test represents the carrying amount of the Company’s investment in MVI as of December 31, 2017, and the denominator represents the Company’s total assets as of December 31, 2017.
(2) Pursuant to Section 2410.3 of the Division of Corporation Finance's Financial Reporting Manual (“FRM”), the numerator represents the Company’s proportionate share of MVI’s loss before income taxes for the year ended December 31, 2017. Pursuant to the instructions in Section 2410.5 of the FRM, the Company determined that it qualified for income averaging. Accordingly, the denominator in the income test represents the Company’s average income before income taxes for the last five fiscal years with a value of zero assigned in fiscal 2016 and 2013, as the Company incurred a loss before income taxes in those years, and excludes MVI’s loss before taxes in 2017 pursuant to computational note 2 to Rule 1-02(w) of Regulation S-X.
The Company acknowledges that strict adherence to the income test guidance would have required the filing of separate audited financial statements for MVI, pursuant to Rule 3-09 of Regulation S-X for the year ended December 31, 2017. However, considering the disaggregated disclosures about MVI’s financial position and results of operations that are contained in our consolidated financial statements pursuant to Rule 4-08(g) of Regulation S-X (“Rule 4-08”) the Company does not believe the separate financial statements of MVI are significant to an investor’s understanding of the Company’s financial position or results of operations for the year ended December 31, 2017. Accordingly, the Company has submitted a letter to the Division of Corporation Finance’s Office of the Chief Accountant requesting a waiver to the requirements of Rule 3-09 of Regulation S-X, given the relatively insignificant financial results of MVI relative to the Company.
Fair Value of Financial Instruments, page 73

2.
With respect to the contingent consideration recorded for the Crossmed acquisition and the technology licensing agreement disclosed on page 74, in future filings please revise this note to also disclose quantitative information about the significant unobservable inputs underlying the level 3 fair value measurements. Refer to ASC 820-10-50-2bbb.

Company Response:
The Company respectfully acknowledges the Staff’s comment and will revise future filings accordingly starting with Form 10-Q for the quarterly period ending June 30, 2018.
Form 10-Q for the Quarterly Period Ended March 31, 2018
Exhibits 31.1 and 31.2

3.
We note the certifications provided do not include the introductory language in paragraph 4 referring to internal control over financial reporting although you are now beyond the transition period that allows for these omissions. Please amend the filing to provide revised certifications. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K.

Company Response:
The Company respectfully acknowledges to the Staff that it inadvertently omitted the referenced introductory language in paragraph 4 from the certifications filed as Exhibit 31.1 and 31.2 to Form 10-Q for the quarterly period ended March 31, 2018, and filed on May 8, 2018 (the “Quarterly Report”). As requested by the Staff, the Company will file an abbreviated amendment to the Quarterly Report, which includes the introductory language in paragraph 4 as indicated by the Staff. The Company further acknowledges that the certifications, in the form to be filed with the amendment to the Quarterly Report, were each true and correct as of the original filing date of the Quarterly Report.
Please feel free to contact me at (510) 748-3200 should you require any further information, or clarification, or have any questions.
Sincerely,

/s/ Sri Kosaraju
Sri Kosaraju
Chief Financial Officer and Head of Strategy
(Principal Financial and Accounting Officer)